UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

Exide Technologies

(Name of Issuer)

Common Stock

(Title of Class of Securities)

302051206

(CUSIP Number)

August 11, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ‘filed’ for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 206,187

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 206,187

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 206,187

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.3%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Management, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 352,351

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 352,351

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 352,351

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.5%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Overseas Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 641,413

	6.	Shared Voting Power 114,099

	7.	Sole Dispositive Power 641,413

	8.	Shared Dispositive Power 114,099

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 755,512

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 1.0%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Capital Overseas Master Fund II, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 7,138,939

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 7,138,939

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,138,939

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.1%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Asset Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 7,138,939

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 7,138,939

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,138,939

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 9.1%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Power Partners, L.P.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: -0-

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.0%

12.	Type of Reporting Person (See Instructions) PN

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Tontine Associates, L.L.C.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 161,487

	6.	Shared Voting Power -0-

	7.	Sole Dispositive Power 161,487

	8.	Shared Dispositive Power -0-

9.	Aggregate Amount Beneficially Owned by Each Reporting Person: 161,487

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0.2%

12.	Type of Reporting Person (See Instructions) OO

CUSIP No. 302051206

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Jeffrey L. Gendell

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☒
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power -0-

	6.	Shared Voting Power 8,614,476

	7.	Sole Dispositive Power -0-

	8.	Shared Dispositive Power 8,614,476

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 8,614,476

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 11.0%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
(a)	Name of Issuer The name of the issuer is Exide Technologies (the “Company”).
(b)	Address of Issuer’s Principal Executive Offices The Company’s principal executive offices are located 13000 Deerfield Parkway, Building 200 Alpharetta, Georgia 30004.

Item 2.
(a)

Name of Person Filing
This Statement is filed by:

(i) Tontine Capital Management, L.L.C., a Delaware limited liability company (“TCM”), with respect to the shares of Common Stock directly owned by it;

(ii) Tontine Partners, L.P., a Delaware limited partnership (“TP”), with respect to the shares of Common Stock directly owned by it;

(iii) Tontine Management, L.L.C., a Delaware limited liability company (“TM”), with respect to the shares of Common Stock directly owned by it, TP and TPP (as defined below);

(iv) Tontine Overseas Associates, L.L.C., a Delaware limited liability company (“TOA”), with respect to the shares of Common Stock directly owned by it and certain separately managed accounts;

(v) Tontine Capital Overseas Master Fund II, L.P. a Cayman Islands limited partnership (“TCP 2”) with respect to shares of Common Stock directly owned by it;

(vi)  Tontine Asset Associates, L.L.C., a Delaware limited liability company (“TAA”), with respect to the shares of Common Stock directly owned by TCP 2; and

(vii)  Tontine Power Partners, L.P., a Delaware limited partnership (“TPP”), with respect to the shares of Common Stock directly owned by it;

(viii) Tontine Associates, L.L.C., a Delaware limited liability company (“TA”), with respect to the shares of Common Stock directly owned by it; and

(ix) Jeffrey L. Gendell (“Mr. Gendell”) with respect to the shares of Common Stock directly owned by each of TP, TCP 2, TCM, TM, TOA, TPP, TA and certain separately managed accounts.

TCM, TP, TM, TOA, TCP 2, TAA, TPP, TA and Mr. Gendell are hereinafter sometimes collectively referred to as the “Reporting Persons.”  Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

(b)

Address of Principal Business Office or, if none, Residence
The address of the principal business and principal office of each of TCM, TP, TM, TOA, TCP 2, TAA, TPP and TA is 55 Railroad Avenue, Greenwich, Connecticut 06830.  The business address of Mr. Gendell is 55 Railroad Avenue, Greenwich, Connecticut 06830.

(c)

Citizenship
Each of TP and TPP is a limited partnership organized under the laws of the State of Delaware.  Each of TCM, TM, TOA, TAA and TA is a limited liability company organized under the laws of the State of Delaware.  TCP 2 is a limited partnership organized under the laws of the Cayman Islands.  Mr. Gendell is a United States citizen.

(d)	Title of Class of Securities Common Stock, $.01 par value (the “Common Stock”)

	(e)	CUSIP Number 302051206

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);
	(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);
	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);
	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);
	(e)	☐	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
Not Applicable.
Item 4.	Ownership
The following disclosure of share ownership by the Reporting Persons is as of the date of this Schedule 13G.
A.

Tontine Capital Management, L.L.C.

(a)   Aggregate number of shares beneficially owned:  206,187

(b)   Percentage:  0.3%.  The percentages used herein and in the rest of Item 4 are calculated based upon 78,093,507 shares of Common Stock of the Company issued and outstanding as of July 29, 2011, as disclosed in the Company’s Quarterly Report on Form 10-Q filed with the SEC on August 4, 2011.

(c)   1. Sole power to vote or direct vote:  206,187

2. Shared power to vote or direct vote:  -0-

3. Sole power to dispose or direct the disposition:  206,187

4. Shared power to dispose or direct the disposition:  -0-

B.

Tontine Partners, L.P.

(a)   Aggregate number of shares beneficially owned: -0-

(b)   Percentage: 0.0%

(c)   1. Sole power to vote or direct vote: -0-

2. Shared power to vote or direct vote:  -0-

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  -0-

C.

Tontine Management, L.L.C.

(a)   Aggregate number of shares beneficially owned: 352,351

(b)   Percentage: 0.5%

(c)   1. Sole power to vote or direct vote:  352,351

2. Shared power to vote or direct vote:  -0-

3. Sole power to dispose or direct the disposition:  352,351

4. Shared power to dispose or direct the disposition:  -0-

D.

Tontine Overseas Associates, L.L.C.

(a)   Aggregate number of shares beneficially owned: 755,512

(b)   Percentage: 1.0%

(c)   1. Sole power to vote or direct vote:  641,413

2. Shared power to vote or direct vote: 114,099

3. Sole power to dispose or direct the disposition:  641,413

4. Shared power to dispose or direct the disposition:  114,099

E.

Tontine Capital Overseas Master Fund II, L.P.

(a)   Aggregate number of shares beneficially owned: 7,138,939

(b)   Percentage: 9.1%

(c)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:   7,138,939

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  7,138,939

H.

Tontine Asset Associates, L.L.C.

(a)   Aggregate number of shares beneficially owned:  7,138,939

(b)   Percentage:  9.1%

(c)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  7,138,939

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition:  7,138,939

I.

Tontine Power Partners, L.P.

(a)   Aggregate number of shares beneficially owned: -0-

(b)   Percentage: 0.0%

(c)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:   -0-

3. Sole power to dispose or direct the disposition: -0-

4. Shared power to dispose or direct the disposition: -0-

J.	Tontine Associates, L.L.C. (a) Aggregate number of shares beneficially owned: 161,487

(b)   Percentage:  0.2%

(c)   1. Sole power to vote or direct vote:  161,487

2. Shared power to vote or direct vote:  -0-

3. Sole power to dispose or direct the disposition:  161,487

4. Shared power to dispose or direct the disposition:  -0-

K.

Jeffrey L. Gendell

(a)   Aggregate number of shares beneficially owned: 8,614,476

(b)   Percentage: 11.0%

(c)   1. Sole power to vote or direct vote:  -0-

2. Shared power to vote or direct vote:  8,614,476

3. Sole power to dispose or direct the disposition:  -0-

4. Shared power to dispose or direct the disposition:  8,614,476

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following: ☐    Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Mr. Gendell is the Managing Member of TCM and in that capacity directs its operations.  TM, the general partner of TP, has the power to direct the affairs of TP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TM and in that capacity directs its operations.  Each of the clients of TOA has the power to direct the receipt of dividends from or the proceeds of the sale of the shares of the Company.  Mr. Gendell is the Managing Member of TOA and in that capacity directs its operations.  TAA, the general partner of TCP 2, has the power to direct the affairs of TCP 2, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.  Mr. Gendell is the Managing Member of TAA and in that capacity directs its operations.  TM, the general partner of TPP, has the power to direct the affairs of TPP, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares.   Mr. Gendell is the Managing Member of TA and in that capacity directs its operations.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not Applicable

Item 8.	Identification and Classification of Members of the Group
See Item 2.

Item 9.	Notice of Dissolution of Group
Not Applicable

Item 10.	Certification

Each of the Reporting Persons hereby makes the following certification:

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

August 19, 2011
Date
/s/ Jeffrey L. Gendell
Signature

Jeffrey L. Gendell, individually, as managing member of Tontine Capital Management, L.L.C., as managing member of Tontine Management, L.L.C., general partner of Tontine Partners, L.P. and Tontine Power Partners, L.P., as managing member of Tontine Overseas Associates, L.L.C., investment advisor for certain separately managed accounts, as managing member of Tontine Asset Associates, L.L.C., the general partner of Tontine Capital Overseas Master Fund II, L.P., and as managing member of Tontine Associates, L.L.C.

Name/Title